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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                         SCHEDULE 13D/A


           Under the Securities Exchange Act of 1934

                   TMBR/Sharp Drilling, Inc.
                        (Name of Issuer)

            Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                          87257P 10 1
                         (CUSIP Number)

                      Patricia R. Elledge
                   TMBR/Sharp Drilling, Inc.
                       4607 W. Industrial
                     Midland, Texas  79703
                      Tel: (915) 699-5050
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        October 29, 2002
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following pages)








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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         J. Mark Roper

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]

                                                           (b)  [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO, SEE ITEM 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


NUMBER OF SHARES       7    SOLE VOTING POWER
BENEFICIALLY                1,000, SEE ITEM 5
OWNED BY EACH
REPORTING PERSON       8    SHARED VOTING POWER
WITH                        -0-

                       9    SOLE DISPOSITIVE POWER
                            1,000, SEE ITEM 5

                       10   SHARED DISPOSITIVE POWER
                            -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000, SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [ ]
     EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.02%, SEE ITEM 5

14   TYPE OF REPORTING PERSON
     IN









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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     Estate of Joe G. Roper

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]

                                                           (b)  [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO, SEE ITEM 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES       7    SOLE VOTING POWER
BENEFICIALLY                -0-, SEE ITEM 5
OWNED BY EACH
REPORTING PERSON       8    SHARED VOTING POWER
WITH                        -0-

                       9    SOLE DISPOSITIVE POWER
                            -0-, SEE ITEM 5

                       10   SHARED DISPOSITIVE POWER
                            -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-, SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [ ]
     EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.00%, SEE ITEM 5

14   TYPE OF REPORTING PERSON
     OO










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     The Schedule 13D of J. Mark Roper and the Estate of Joe G. Roper dated
June 11, 2002, is hereby amended  by this Statement.

     Item  1.       Security and Issuer.

     The class of securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.10 per share (the "Common Stock"), of TMBR/Sharp Drilling, Inc., a Texas corporation ("TMBR"), whose address is 4607
W. Industrial Ave., Midland, Texas 79703.

Item 2.        Identity and Background.

     This statement is being filed by (i) J. Mark Roper and (ii) the Estate of Joe G. Roper (collectively, the "Reporting Persons"). The Reporting Persons are acting together as a group.

     J. Mark Roper's business address is 2409 Never Bend Cove, Austin, Texas 78746. His principal occupation is President of Roper Investment Corporation d/b/a Roper Interests. The address of Roper Interests is 2409 Never Bend Cove, Austin, Texas 78746. The independent executor of the Estate of Joe G. Roper is
J. Mark Roper.

     Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.        Purpose of Transaction

     J. Mark Roper and the Estate of Joe G. Roper sold an aggregate of 296,076 shares of TMBR Common Stock to Patterson-UTI Energy, Inc. on October 29, 2002.

Item 5.        Interest in Securities of the Issuer

     TMBR presently has issued and outstanding a total of 5,419,486 shares of Common Stock.

     J. Mark Roper, as the trustee of two trusts for the benefit of his children, The Marcus Joseph Roper Trust and The Jessica Kathleen Roper Trust, each of which holds 500 shares of Common Stock, is deemed to be the beneficial owner of 1,000 shares of Common Stock, which represents approximately 0.02% of TMBR's issued and outstanding Common Stock. J. Mark Roper has sole voting and investment powers with respect to such shares of Common Stock. On October 29, 2002, J. Mark Roper sold 101,076 shares of TMBR Common Stock to Patterson-UTI Energy, Inc.



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     The Estate of Joe G. Roper does not hold and is not the beneficial owner of any shares of TMBR Common Stock. On October 29, 2002, the Estate of Joe G. Roper sold 195,000 shares of TMBR Common Stock to Patterson-UTI Energy, Inc.

     Except as described in Item 6 to this Statement, no transactions in the Common Stock were effected during the past 60 days by any Reporting Person.
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     On June 14, 2002, pursuant to a Stock Purchase Agreement dated as of
June 11, 2002 by and among Patterson-UTI Energy, Inc. as Purchaser and Roper Family Properties, Ltd., Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper as Sellers, the Estate of Joe G. Roper granted the Purchaser an option to purchase up to 195,000 shares of TMBR Common Stock (the "Option Securities") at any time, from time to time, in whole or in part as determined by the Purchaser, on or after October 26, 2002 but before December 16, 2002, at a price per share of $16.60. The Estate of Joe G. Roper may also require the Purchaser to purchase all or a portion of the Option Securities as determined by the Estate of Joe G. Roper at any time, from time to time, on or after October 26, 2002 but before December 16, 2002 at a price per share of $16.60. The Estate of Joe G. Roper elected to require the Purchaser to purchase all of the Option Securities, and such purchase closed on October 29, 2002.

     On October 29, 2002, pursuant to a Stock Purchase Agreement dated as of October 28, 2002 by and among Patterson-UTI Energy, Inc. as Purchaser and
J. Mark Roper as Seller, J. Mark Roper sold to the Purchaser 101,076 shares of TMBR Common Stock for $16.60 per share, or an aggregate purchase price of $1,677,861.60.

Item 7.        Material to be Filed as Exhibits

     Exhibit A      Stock Purchase Agreement by and among Patterson-UTI Energy,
                    Inc. as Purchaser and Roper Family Properties, Ltd., Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen Roper
                    Davis and Jeanie Elisabeth Cornelius as Sellers dated as of June 11, 2002 (Incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons dated
                    June 11, 2002).

     Exhibit B      Joint Filing Agreement (Incorporated by reference to
                    Exhibit B to the Schedule 13D filed by the  Reporting
                    Persons dated June 11, 2002).

     Exhibit C      Stock Purchase Agreement by and among Patterson-UTI Energy,
                    Inc. as Purchaser and J. Mark Roper as Seller dated as of October 28, 2002.



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                                     Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    October 30, 2002


                                      /s/   J. Mark Roper
                                      -------------------------
                                            J. Mark Roper





                                    ESTATE OF JOE G. ROPER

                                    By:   /s/  J. Mark Roper
                                          -----------------------------------
                                          J. Mark Roper, Independent Executor






























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                         EXHIBIT INDEX

Exhibit
-------

     Exhibit A      Stock Purchase Agreement by and among Patterson-UTI Energy,
                    Inc. as Purchaser and Roper Family Properties, Ltd., Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen Roper
                    Davis and Jeanie Elisabeth Cornelius as Sellers dated as of June 11, 2002 (Incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons dated
                    June 11, 2002).

     Exhibit B      Joint Filing Agreement (Incorporated by reference to
                    Exhibit B to the Schedule 13D filed by the  Reporting
                    Persons dated June 11, 2002).

     Exhibit C      Stock Purchase Agreement by and among Patterson-UTI Energy,
                    Inc. as Purchaser and J. Mark Roper as Seller dated as of October 28, 2002.























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                                                                 EXHIBIT C